AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 12, 2014

INVESTMENT COMPANY ACT FILE NO. 811-08492

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT
(Under Section 13(e)(1) of the Securities Exchange Act of 1934)
(Amendment No. 1)

PRINCIPLED EQUITY MARKET FUND
(Name of Issuer and Person Filing Statement)

Shares of Beneficial Interest, No Par Value per share
(Title of Class of Securities)

742959109
(CUSIP Number of Class of Securities)

CHRISTOPHER WILLIAMS, ADMINISTRATOR
PRINCIPLED EQUITY MARKET FUND
20 WILLIAM STREET
WELLESLEY MA 02481
1-239-304-1679
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Person Filing Statement)

With copies to:

DAVID C. MAHAFFEY
SULLIVAN & WORCESTER LLP
1666 K STREET, N.W.
WASHINGTON, D.C.  20006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Principled Equity Market Fund (the “Fund”) relating to an offer to purchase (the “Offer”) up to 83,052 of the Fund’s shares of beneficial interest, no par value (the “Shares”), as originally filed with the Securities and Exchange Commission on August 1, 2014, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

The Offer terminated at 4:00 P.M., Eastern time, on August 29, 2014 (the “Expiration Date”).  Pursuant to the Offer, 769,347.24 Shares were tendered, which were accepted by the Fund on a pro rata basis of 0.10795 for each Share tendered for repurchase.  A total of 83,051 Shares were accepted at net asset value less a discount of 1%, for a total of $22.78 per Share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $1,891,901.78.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Principled Equity Market Fund

/s/ David W. C. Putnam
David W. C. Putnam
President
Principled Equity Market Fund
September 12, 2014